

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

March 23, 2009

Via Mail and Fax

M. David Kornblatt
Senior Vice President Finance, Chief Financial Officer and Treasurer
Triumph Group, Inc.
1550 Liberty Ridge Drive
Suite 100
Wayne, PA 19087

RE: Triumph Group, Inc.
Form 10-K for the Year Ended March 31, 2008
Form 8-K Furnished October 29, 2008
File Number: 001-12235

Dear Mr. Kornblatt:

We have reviewed your correspondence dated February 24, 2009, and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended March 31, 2008

Management's Discussion and Analysis, page 28
Results of Operations, page 30

1. Refer to your response to our prior comment number 2. It is not clear to us why you would not consider cost of products sold to be important to readers of your financial statements when it is a material amount that directly affects your margin and results of operations. At a minimum, we believe an analysis of the factors affecting cost of products sold gives readers insight into the operational aspects of the company, particularly in circumstances where you may not be able to offset increased costs with a commensurate increase in revenue or where your costs do not vary in direct proportion to changes in revenue. Accordingly, we believe an analysis of the key factors contributing to the reported amount of and variances in cost of products sold are meaningful to your readers and that you should provide such an analysis. In

connection with this, consider presenting a table of the main categories comprising cost of products sold accompanied by an analysis at an appropriate level of detail of the underlying factors contributing to the amount of and variances in the categories presented. Please advise.

2. Refer to your response to our prior comment number 3. You state that it is not practical to disclose the effect that changes in price and volume have on results of operations. However, you make several references in your filings to the effect of sales volume in explanation of variances in sales and operating income. Please clarify for us what is meant by your references to volume in this regard and the basis for citing such as a factor that affects your results.

3. We note in your response to our prior comment number 3 your intention to disclose a table in regard to sales mix among end markets. It appears that the table is at the consolidated level. To be of further meaning to your readers, please provide such a table as it applies to each segment as well, and accompany each table presented with an analysis at an appropriate level of detail of how the sales mix depicted impacts your consolidated and each segment's revenues, margins and results of operations.

Business Segment Performance, page 32

4. We believe the intended added disclosure indicated in your response to our prior comment number 4 is vague and nonspecific. Please expand your disclosure to provide sufficient details for a full and clear understanding of the factors underlying each of the broad items cited in your intended disclosure relative to each segment and the comparability among segments. Please provide us with a copy of your intended expanded disclosure.

Critical Accounting Policies, page 38
Revenue Recognition, page 39

5. We note your response to our prior comment number 5. You state that you recognize revenue associated with each PBH contract overhaul based upon an output measure, namely delivery of the overhauled unit to the customer. While this addresses the timing of revenue recognition, we also believe you should more clearly address measurement of revenue under your PBH contracts. In this regard, we note from your revenue recognition accounting policy disclosure on page 51 of your Form 10-K that you measure revenue based on the "relative fair value in proportion to the total estimated contract consideration." Please supplementally tell us what relative fair value you are referring to. In addition, please explain to us in detail how you compute and measure revenue per overhaul under PBH contracts. Please consider providing an illustrative example, to the extent you believe it would be helpful in explaining your measurement method. In your example, please address a scenario in which the actual cost of an overhaul exceeds your estimate.

Notes to Consolidated Financial Statements, page 49
Note 2. Summary of Significant Accounting Policies, page 50
Revenue Recognition, page 51

6. Refer to your response to our prior comment number 7. From your disclosures, particularly in the "Operating Locations" section of the Form 10-K, it appears to us the Aerospace Systems segment sells products and separately provides services, such as repair, finishing, system engineering and testing and design. In this regard, it is not clear to us why you do not present "sales of products" and "sales of services," and related costs of each, separately for this segment, and in your statements of income pursuant to Rule 5-03(b)1 and 2 of Regulation S-X. Please advise.

Note 15. Goodwill and Other Intangible Assets, page 74

7. Refer to your response to our prior comment number 11. In regard to goodwill, your treatment does not appear to be consistent with the requirements of paragraph 39 of FAS 142 that specifies "When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained." Please explain to us the authoritative basis for your treatment and why your treatment is appropriate relative to paragraph 39 of FAS 142.

Form 8-K Furnished October 29, 2008

Exhibit 99.1

8. Refer to your response to our prior comment number 16. Stating in the intended revised disclosure indicated in the response that "EBITDA" is useful in evaluating your operating performance compared to that of other companies in your industry is not substantive reasoning specific to you as to why this non-GAAP measure is meaningful to investors. You should explain in sufficient detail and clarity why eliminating the effects of financing and income taxes and the accounting effects of capital spending is meaningful to investors in your specific circumstances. Particularly in regard to depreciation, it is not clear why disregarding a material component of your operating expenses associated with the cost of your property and equipment, which appear to be significant in the generation of your revenue, is reflective of your operating performance. If, as your response suggests, you continue to depict "EBITDA" as a "measure of cash generated from operations of the business before any investment in working capital," it continues to be unclear how this measure represents such when it is derived from accrual based amounts. Moreover, it is still not clear why you believe it is useful for investors to disregard working capital and payments for interest and taxes, the associated expenses of which materially impact your operating performance. Please advise and expand your disclosure as

indicated, and provide us with a copy of your intended disclosure. In the alternative, please discontinue presenting "EBITDA."

You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief